Exhibit 99.1

Tuesday January 14, 2014
FOR IMMEDIATE RELEASE

Washington Federal Announces Increase in
Quarterly Earnings per Share of 18%
and Completes Acquisition of 51 branches

SEATTLE, WASHINGTON - Washington Federal, Inc. (Nasdaq: WAFD), parent company of Washington Federal, today announced earnings of $40,236,000 for the quarter ended December 31, 2013, compared to $35,282,000 for the quarter ended December 31, 2012, an increase of 14%. Earnings per fully diluted share of $.39 represented an increase of 18.2% from $.33 per diluted share for the same period one year ago.
During the quarter Washington Federal also completed the acquisition of 51 branches from Bank of America in New Mexico and the Pacific Northwest (“Branch Acquisition”). At the time of acquisition, acquired deposits totaled $1.3 billion and loans were $8.3 million. The amount of deposits included in the transaction decreased from the $1.8 billion announced in July of 2013 due to account closures and transfers prior to our closing of the transaction. Through the date of this release, the Company has maintained 100.3% of the deposits acquired on the closing date of the transaction on a net basis. The 51 branch locations were acquired for $17.3 million. The premium on deposits, calculated based on the $1.3 billion of deposits received, totaled $35.5 million. After partial investment of cash received from the transaction, overall cash balances held by the Company increased by $764 million over the September 30, 2013 quarter-end and will be invested over time.
Chairman, President & CEO Roy M. Whitehead commented, “It was another good quarter for the Company that gets us off to a good start in our new fiscal year. Continued loan growth, lower problem assets, and improved deposit mix were important measures of progress in the quarter. While we were disappointed in the number of deposit accounts closed prior to the change of ownership, the conversion of former Bank of America accounts went well and the customer base was stabilized quickly once we gained control of service levels. Expenses related to the new branches will provide some drag on earnings over the next two quarters until we are able to complete branch consolidations, refine operations and fully invest the cash generated by the acquisition. Longer term, the addition of 230,000 new customers will only make our franchise more valuable.”
Total non-performing assets, including real estate owned as a result of foreclosure, amounted to $198 million or 1.37% of total assets at quarter-end, a $66 million or 25.1% decrease from December 31, 2012. Non-performing loans decreased from $163 million at December 31, 2012 to $115 million as of December 31, 2013, a 29.7% decrease. Net loan charge-offs decreased from $10 million in the quarter ended December 31, 2012 to a net recovery of $6 million in the most recent quarter. This is the largest quarterly net recovery of charged-off loans since before the housing recession of 2008. Total loan delinquencies were 1.81% as of December 31, 2013, a decrease from the 2.89% at December 31, 2012. Delinquencies on single family mortgage loans, the largest component of the loan portfolio, declined during the quarter to 2.11% from 2.79% at December 31, 2012.
Total assets increased by $1.3 billion or 10.1% to $14.4 billion at December 31, 2013 from $13.1 billion at September 30, 2013 as a result of the Branch Acquisition. Available for sale investments increased $478 million or 20% from the prior quarter as a result of investments made with a portion of the proceeds from the Branch Acquisition. During the quarter, the Company had an average balance of cash and cash equivalents of $284 million invested overnight at a yield of approximately 0.25%.
Loans receivable during the quarter grew by $124 million or 1.6% to $7.7 billion as of December 31, 2013. Loan originations for the quarter totaled $501 million, a $104 million or 26% increase over the same quarter of the prior year. The Company views organic loan growth as the highest and best use of its capital. The weighted average interest rate on loans as of December 31, 2013 was 4.92%, which is a decrease from 5.35% as of the prior year. Actual yield earned on loans will be greater than the weighted average rate due to net deferred loan fees and discounts on acquired loans, which are accreted into income over the term of the loans.

The Branch Acquisition resulted in an increase in customer deposits of $1.3 billion or 14% during the quarter and an improved mix of deposits. Transaction accounts increased by $1.2 billion or 33% and now represent 45% of total deposits. Over the last several years, the Company has focused on growing transaction accounts to lessen sensitivity to rising interest rates.
Net interest income for the quarter was $98 million, a $3 million or 3.0% increase from the quarter ended December 31, 2012. Net interest income increased as a result of reduced interest expense on customer accounts, a function of both the improved deposit mix and the continued low rate environment. Net interest margin was 3.12% for the quarter ended December 31, 2013, down from 3.21% for the prior quarter and 3.22% for the quarter ended December 31, 2012. The margin declined primarily as a result of lower yields on loans. Average earning assets increased $502 million or 4.0% compared to the same quarter of the prior year.
The provision for loan losses decreased from $4 million to a reversal of $5 million for quarters ended December 31, 2012 and 2013, respectively, as a result of the improvement in the asset quality indicators previously mentioned. Net loss on real estate acquired through foreclosure amounted to $2 million during the quarter, as compared to a net gain of $5 million for the quarter ended September 30, 2013 and a net loss of $3 million for the quarter ended December 31, 2012. The Company expects the amount of gain or loss on real estate acquired to continue to fluctuate in future quarters based primarily on the timing of sales and the amount, if any, of gains or losses related to those sales. Net gain or loss on real estate acquired through foreclosure includes gains and losses on sales, ongoing maintenance expenses and any additional write-downs from lower valuations.
The Company’s efficiency ratio of 42.4% for the quarter remains among the best in the industry. Total operating expenses increased by $6 million or 15.2% for the quarter as compared to the same quarter of the prior year, driven by an increase in employees and branch locations provided by the Branch Acquisition during the quarter. The Company expects operating expenses to increase in future quarters as a result of having the Branch Acquisition for the full period. Service fees on the acquired deposit accounts were waived for three months after the closing of the transaction, and charging will begin with the March billing cycle. We estimate that account charges will generate $2 to $3 million in fee income per quarter once billing is resumed. The quarter produced a return on average assets of 1.19% and a return on average equity of 8.26%.
On January 17, 2014, the Company will pay a cash dividend of $.10 per share to common stockholders of record on January 3, 2014. This will be the Company’s 124th consecutive quarterly cash dividend. During the quarter, the Company repurchased 855 thousand shares of stock at a weighted average price of $22.16 and has further authorization to repurchase an additional 9.0 million shares.
Washington Federal, a national bank with headquarters in Seattle, Washington, has 235 branches in eight western states.
On January 15, 2014, Washington Federal, Inc. will hold its Annual Meeting of Stockholders at the Westin Hotel in Seattle, at 2:00 p.m., Pacific Time.
To find out more about Washington Federal, please visit our website. Washington Federal uses its website to distribute financial and other material information about the Company, which is routinely posted on and accessible at www.washingtonfederal.com.
Important Cautionary Statements
The foregoing information should be read in conjunction with the financial statements, notes and other information contained in the Company’s 2013 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
This press release contains statements about the Company’s future that are not statements of historical fact. These statements are “forward looking statements” for purposes of applicable securities laws, and are based on current information and/or management's good faith belief as to future events. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance. By their nature, forward-looking statements involve inherent risk and uncertainties, which change over time; and actual performance could differ materially from those anticipated by any forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement.

# # #

Contact:

Washington Federal, Inc.
425 Pike Street, Seattle, WA 98101
Cathy Cooper, SVP Marketing Communications
206-777-8246
cathy.cooper@wafd.com

WASHINGTON FEDERAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(UNAUDITED)

	December 31, 2013	September 30, 2013
	(In thousands, except share data)
ASSETS
Cash and cash equivalents	$967,348	$203,563
Available-for-sale securities, at fair value	2,838,504	2,360,948
Held-to-maturity securities, at amortized cost	1,630,936	1,654,666
Loans receivable, net	7,651,558	7,528,030
Covered loans, net	252,693	295,947
Interest receivable	49,629	49,218
Premises and equipment, net	224,745	206,172
Real estate held for sale	71,537	72,925
Real estate held for investment	11,656	9,392
Covered real estate held for sale	24,650	30,980
FDIC indemnification asset	57,818	64,615
FHLB and FRB stock	171,480	173,009
Intangible assets, net	299,019	264,318
Federal and state income tax assets, net	24,964	44,000
Other assets	127,836	125,076
	$14,404,373	$13,082,859
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Customer accounts
Transaction deposit accounts	$4,713,924	$3,540,842
Time deposit accounts	5,688,802	5,549,429
	10,402,726	9,090,271
FHLB advances	1,930,000	1,930,000
Advance payments by borrowers for taxes and insurance	17,791	42,443
Accrued expenses and other liabilities	100,872	82,510
	12,451,389	11,145,224
Stockholders’ equity
Common stock, $1.00 par value, 300,000,000 shares authorized; 133,272,280 and 132,572,475 shares issued; 102,329,576 and 102,484,671 shares outstanding	133,273	132,573
Paid-in capital	1,634,771	1,625,051
Accumulated other comprehensive income, net of taxes	195	6,378
Treasury stock, at cost; 30,942,704 and 30,087,804 shares	(439,762)	(420,817)
Retained earnings	624,507	594,450
	1,952,984	1,937,635
	$14,404,373	$13,082,859
CONSOLIDATED FINANCIAL HIGHLIGHTS
Common stockholders' equity per share	$19.09	$18.91
Tangible common stockholders' equity per share	16.16	16.33
Stockholders' equity to total assets	13.56%	14.81%
Tangible common stockholders' equity to tangible assets	11.73	13.05
Weighted average rates at period end

Loans and mortgage-backed securities	4.26%	4.34%
Combined loans, mortgage-backed securities and investments	3.65	3.92
Customer accounts	0.61	0.69
Borrowings	3.52	3.52
Combined cost of customer accounts and borrowings	1.07	1.19
Interest rate spread	2.58	2.73

WASHINGTON FEDERAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Quarter Ended December 31,
	2013	2012
	(In thousands, except per share data)
INTEREST INCOME
Loans & covered assets	$107,227	$116,843
Mortgage-backed securities	19,368	11,732
Investment securities and cash equivalents	4,663	2,734
	131,258	131,309
INTEREST EXPENSE
Customer accounts	15,499	18,772
FHLB advances and other borrowings	17,447	17,103
	32,946	35,875
Net interest income	98,312	95,434
Provision for loan losses	(4,600)	3,600
Net interest income after provision for loan losses	102,912	91,834

OTHER INCOME	5,788	4,957

OTHER EXPENSE
Compensation and benefits	25,126	21,072
Occupancy	5,618	4,446
FDIC insurance premiums	2,934	3,342
Information Technology	2,929	2,438
Amortization of intangible assets	820	354
Other	6,693	6,646
	44,120	38,298
Gain (loss) on real estate acquired through foreclosure, net	(1,951)	(3,319)
Income before income taxes	62,629	55,174
Income tax provision	22,393	19,892
NET INCOME	$40,236	$35,282

PER SHARE DATA
Basic earnings	$0.39	$0.33
Diluted earnings	0.39	0.33
Cash dividends per share	0.10	0.08
Basic weighted average number of shares outstanding	102,329,578	105,998,184
Diluted weighted average number of shares outstanding, including dilutive stock options	102,813,154	106,043,914

PERFORMANCE RATIOS
Return on average assets	1.19%	1.10%
Return on average common equity	8.26	7.41